                                                                      Exhibit 24


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------X
JOSEPH CINCOTTA,

                        Plaintiff,
                                                  CA. No. 15018
             - against -
                                                  CLASS ACTION COMPLAINT
SANDOZ LTD., SANDOZ AG, SANDOZ
BIOTECH HOLDINGS CORPORATION,
JOSEPH J. RUVANE,  JOHN J. SCHWARTZ,
STEPHEN GUTTMAN, FRED J. MEYER, PAUL
HERRLING, ULRICH OPPIKOFER, URS
BARLOCHER, HEINZ IMHOF, IRVING L.
WEISSMAN, HAROLD EDGAR, ELI S. JACOBS:
and SYSTEMIX, INC.,

                        Defendants.
--------------------------------------------X

                                  INTRODUCTION

      1. This action arises out of an unlawful scheme and plan by Sandoz LTD and certain of its subsidiaries, the owner of 73% of SyStemix Inc. ("SyStemix" or the "Company"), to acquire the minority shares of SyStemix for grossly inadequate consideration through unfair dealing. Plaintiff brings this action individually and on behalf of the public shareholders of SyStemix seeking redress for breaches of fiduciary duties by the members of the Board of Directors of Systemix, Sandoz LTD, Sandoz AG, and Sandoz Biotech Holdings Corporation (collectively "Sandoz") in connection with Sandoz's offer to purchase the 27% of SyStemix's shares outstanding which it does not already own for $17.00 per share (the "Buyout"). Sandoz is attempting to take advantage of the temporarily depressed price for SyStemix stock, trading at its lowest point for at least the last 12 months. In light of Sandoz' collaboration with SyStemix on research and development, Sandoz and the other defendants are well aware that there are numerous products of SyStemix that have or will be entering the marketplace in the near future. In addition, the stock price of SyStemix has not reacted positively as has the stock of other companies in its industry during the last several months because of Sandoz' control of the overwhelming majority of SyStemix's outstanding stock.

                                   THE PARTIES

      2. Plaintiff Joseph Cincotta owns, and since prior to the announcement of the transaction complained of, has owned SyStemix common stock.

      3. Defendant Systemix is a Delaware corporation with executive offices at 3155 Porter Drive, Palo Alto, California. SyStemix develops cellular and gene therapy products for cancer patients, AIDS and genetic diseases. As of May
24, 1996, SyStemix had approximately 14.46 million shares of common stock outstanding, 73% of which was owned by Sandoz. The remaining 3.9 million shares are held by hundreds, if not thousands, of shareholders.

      4. (a) Defendant Sandoz Ltd., is a corporation with principal executive offices at Basel, Switzerland. Sandoz Ltd. is engaged in the business of manufacturing and marketing pharmaceuticals, industrial and construction chemicals, pigments and additives, crop-protection agents, quality seeds and specialty foods.

            (b) Defendant Sandoz AG is a corporation with principal executive offices at Nuremberg, Germany. Sandoz AG is involved in the business of pharmaceutical and nutrition research.

            (c) Defendant Sandoz Biotech Holdings Corporation is a Delaware corporation with principal executive offices at New York, New York. Sandoz Biotech Holdings Corporation is a wholly owned subsidiary of Sandoz Ltd.

            (d) The three entities described in paragraphs (a)-(c) above are collectively referred to herein as "Sandoz".

      5. As of May 24, 1996, Sandoz reportedly owned 73% of SyStemix's outstanding common stock. As such, together with Sandoz's domination and control of the SyStemix Board of Directors, Sandoz and its representatives on the SyStemix board effectively control SyStemix.

      6. Defendant Joseph J. Ruvane, Jr. ("Ruvane") is, and has been since April 1991, Chairman of the Board of Directors of defendant SyStemix.

      7. Defendant John J. Schwartz ("Schwartz") is, and has been at all times relevant hereto, President, Chief Executive Officer ("CEO") and a director of defendant SyStemix. Defendant Schwartz has also held various management positions with SyStemix. From January 1993 to December 1994 he was Senior Vice President, General Counsel and Secretary of SyStemix.

      8. Defendant Stephen Guttman ("Guttman") is, and has been since February 1992, a director of defendant SyStemix. From 1956 until 1993, defendant

Guttman held various management positions with Sandoz, including Head of Pharma Research and Development of Sandoz Ltd. from 1984 until 1993.

      9. Defendant Fred J. Meyer ("Meyer") is, and has been since December 1984, a director of defendant SyStemix. Meyer is also a director of Sandoz.

      10. Defendant Paul Herrling ("Herrling") is, and has been since March 1994, a director of defendant SyStemix. Herrling has worked for Sandoz since 1987, and since January 1994, has been employed as head of corporate research for Sandoz Pharma Ltd., a subsidiary of Sandoz Ltd.

      11. Defendant Ulrich Oppikofer ("Oppikofer") is, and has been since March 1992, a director of defendant SyStemix. Oppikofer has served as Executive Vice President of Sandoz Pharma Ltd. since 1990.

      12. Defendant Urs Barlocher ("Barlocher") is, and has been since June 1993, a director of defendant SyStemix. Since 1993, Barlocher has been Head of Life Sciences for Sandoz Ltd.

      13. Defendant Heinz lmhof ("lmhof") is, and has been since June 1993, a director of defendant SyStemix. Since 1993, lmhof has been Vice Chairman and Chief Executive Officer of Sandoz Corporation and Chairman and Chief Executive Officer of Sandoz Pharmaceuticals, both subsidiaries of Sandoz Ltd.

      14. Defendant Irving L. Weissman ("Weissman") is, and has been since May 1988, a director of defendant SyStemix.

      15. Defendant Harold Edgar ("Edgar") is, and has been since March 1989, a director of defendant SyStemix.

      16. Defendant Eli S. Jacobs ("Jacobs") is, and has been since August 1988, a director of defendant SyStemix. Jacobs was Chairman of the Board of SyStemix from March 1989 through March 1990, and from December 1990 through April 1991.

      17. The foregoing individuals, as officers and/or directors of Systemix (collectively, the "Individual Defendants"), and Sandoz owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below). The Individual Defendants are, however, incapable of impartially determining whether the challenged transaction is in the best interest of SyStemix's public shareholders because their allegiance lies with Sandoz by reason of their current and promised positions with Sandoz and/or their current or promised positions with SyStemix.

                            CLASS ACTION ALLEGATIONS

      18. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of himself and all other shareholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

      19. This action is properly maintainable as a class action for the following reasons:

            (a) The Class is so numerous that joinder of all members is impracticable. There are hundreds if not thousands of stockholders of SyStemix stock who are members of the Class.

            (b) Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

            (c) There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

                  (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Sandoz at the expense of the members of the Class;

                  (ii) Whether the individual defendants, as officers and/or directors of the Company, and Sandoz, the controlling stockholder of SyStemix, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class;

                  (iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

                  (vi) Whether defendants have initiated and timed the Buyout unfairly to benefit Sandoz at the expense of SyStemix's public shareholders.

            (d) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

            (e) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

                             SUBSTANTIVE ALLEGATIONS

      20. On May 24,1996, SyStemix announced that Sandoz had offered $17.00 per share to buy all outstanding shares of SyStemix that are not already owned by Sandoz. Presently, Sandoz owns approximately 73% of the outstanding shares of SyStemix and Sandoz' representatives comprise a majority of the SyStemix board of directors.

      21. Under the Sandoz proposal, Sandoz would spend over $51 million to purchase the remaining SyStemix stock, offering each holder of SyStemix common shares (other than Sandoz) $17.00 per share. This price offers no premium to the historic trading price of SyStemix common stock over the last 12 months and the intrinsic value of SyStemix common stock. Sandoz is attempting to acquire SyStemix the day after SyStemix common stock closed at its lowest trading price in 12 months.

      22. The aforesaid proposal is in furtherance of a plan and scheme which, if its consummation is not enjoined, will result in forcing SyStemix public shareholders to sell their investment in the Company for grossly inadequate consideration.

      23. The consideration to be paid to Class members in the proposed stock acquisition is unfair and grossly inadequate because, among other things, the intrinsic value of SyStemix's common stock is materially in excess of the amount offered, giving due consideration to the promising products of SyStemix that will be entering the marketplace and considering SyStemix's anticipated operating results, net asset value and profitability. Similarly, the amount offered does not take into account that Sandoz' ownership of 73% of the outstanding shares of SyStemix has effectively suppressed the market price of Systemix for at least the past year.

      24. Sandoz is the research and development partner of Systemix and is well aware of the progress of several of SyStemix' new products. In making its inadequate offer to acquire the remaining stock of SyStemix, Sandoz has tried to take advantage of the fact that the market price of SyStemix stock does not fully reflect the progress of these new products.

      25. The proposed stock acquisition price offered by Sandoz is not the result of arms length negotiations, but rather represents a maneuver by Sandoz and its representatives on the SyStemix board of directors to take advantage of its control over SyStemix to force SyStemix's minority shareholders to relinquish their SyStemix shares at a grossly unfair price.

      26. Because of Sandoz' inherent conflict of interest as the 73% owner of SyStemix, the SyStemix board cannot properly evaluate the proposed offer. Given the dominance and control of Sandoz over SyStemix and its board of directors, none of the directors is capable of vigorously representing and protecting the interests of SyStemix's minority shareholders or bargaining at arm's length on their behalf.

      27. In addition, although the SyStemix board has appointed a purported "independent" committee to review the proposal, the committee has apparently been authorized only to evaluate Sandoz' proposed stock acquisition and not to explore any other alternative transaction or means to assure that SyStemix's minority shareholders will receive full and fair value for their shares.

      28. Sandoz, by reason of its 73% ownership of SyStemix's outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Systemix's public shareholders.

      29. Because Sandoz is in possession of proprietary corporate information concerning SyStemix's future financial prospects, the degree of knowledge and economic power between Sandoz and the Class members is unequal, making it grossly and inherently unfair for Sandoz to obtain the remaining 23% of SyStemix's shares at the unfair and inadequate price that it has proposed.

      30. By offering a grossly inadequate price for SyStemix's shares, Sandoz has violated its duties as majority shareholder of SyStemix to treat the minority fairly in its dealings with the minority public shareholders, and to provide full and fair disclosure to the minority shareholders in connection with the proposed buyout.

      31. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of SyStemix and are engaging in improper overreaching and wrongful and coercive conduct in seeking to carry out Sandoz' wishes.

      32. Plaintiff and the Class will suffer irreparable harm unless the defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

      33. Plaintiff has no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

            a. Declaring this to be a proper class action and naming plaintiff as Class representative;

            b. Granting preliminary and permanent injunctive relief against consummation of the Buyout;

            c. In the event the Buyout is consummated, rescinding the Buyout and/or awarding rescissory damages to plaintiff and the Class;

            d. Ordering defendants, jointly and severally, to account to plaintiff and to other members of the Class for all damages suffered and to be suffered by them as the result of the wrongs alleged herein;

            e. Ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by defendants as a result of the conduct complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;

            f. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

            g. Granting such other and further relief as may be just and proper in the premises.

Dated: May 28, 1996


                                          ROSENTHAL, MONHAIT, GROSS
                                            & GODDESS, P.A.


                                          J. A. Rosenthal
                                          --------------------------------
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, DE 19899-1070
                                          (302) 656-4433
                                          Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER ROSS WOLF & JONES LLP
Stephen D. Oestreich
845 Third Avenue
New York, New York 10022
(212) 7594600